UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Twin River Worldwide Holdings, Inc.

(Name of Issuer)

Common stock, $0.01 par value

(Title of Class of Securities)

90171V204

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90171V204

1	Name of Reporting Persons. I.R.S. Identification nos. of above persons (entities only). Apollo Twin River Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,692,038 shares

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,692,038 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,038 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 90171V204

1	Name of Reporting Persons. I.R.S. Identification nos. of above persons (entities only). Apollo Advisors VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,692,038 shares

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,692,038 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,038 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 90171V204

1	Name of Reporting Persons. I.R.S. Identification nos. of above persons (entities only). Apollo Capital Management VII, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,692,038 shares

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,692,038 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,038 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 90171V204

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,692,038 shares

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,692,038 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,038 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 90171V204

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power

	6	Shared Voting Power 1,692,038 shares

	7	Sole Dispositive Power

	8	Shared Dispositive Power 1,692,038 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,692,038 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.2%

12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Twin River Worldwide Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1001 Louisiana Street Houston, Texas 77002

Item 2.
	(a)

Name of Person Filing
This statement is filed by (collectively, the “Reporting Persons”): (i) Apollo Twin River Holdings, L.P. (“Apollo Twin River”), (ii) Apollo Advisors VII, L.P. (“Advisors VII”), (iii) Apollo Capital Management VII, LLC (“Capital Management VII”), (iv) Apollo Principal Holdings I, L.P. (“Principal I”), and (v) Apollo Principal Holdings I GP, LLC (“Principal I GP”).

Apollo Twin River holds shares of the Issuer.  Advisors VII is the general partner of Apollo Twin River. Capital Management VII is the general partner of Advisors VII. Principal I serves as the sole member and manager of Capital Management VII, and Principal I GP serves as the general partner of Principal I.

	(b)

Address of Principal Business Office or, if none, Residence
The principal office of each of Apollo Twin River, Advisors VII, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal office of Capital Management VII is 9 West 57th St., 43rd Floor, New York, New York 10019.

	(c)	Citizenship Apollo Twin River, Advisors VII and Principal I are each Delaware limited partnerships. Capital Management VII and Principal I GP are each Delaware limited liability companies.
	(d)	Title of Class of Securities Common stock, $0.01 par value (the “common stock”)
	(e)	CUSIP Number 90171V204

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	Not applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:
		Apollo Twin River	1,692,038
		Advisors VII	1,692,038
		Capital Management VII	1,692,038
		Principal I	1,692,038
		Principal I GP	1,692,038

Each of Advisors VII, Capital Management VII, Principal I, Principal I GP, and Messrs. Black, Harris, and Rowan, disclaim beneficial ownership of all of the shares of common stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

	(b)	Percent of class:
		Apollo Twin River	5.2%
		Advisors VII	5.2%
		Capital Management VII	5.2%
		Principal I	5.2%
		Principal I GP	5.2%
		The percentage amounts are based on 32,513,328 shares of common stock outstanding as of December 31, 2019.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 0 for all Reporting Persons.
		(ii)	Shared power to vote or to direct the vote:
		Apollo Twin River	1,692,038
		Advisors VII	1,692,038
		Capital Management VII	1,692,038
		Principal I	1,692,038
		Principal I GP	1,692,038
		(iii)	Sole power to dispose or to direct the disposition of: 0 for all Reporting Persons.
		(iv)	Shared power to dispose or to direct the disposition of:
		Apollo Twin River	1,692,038
		Advisors VII	1,692,038
		Capital Management VII	1,692,038
		Principal I	1,692,038
		Principal I GP	1,692,038

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

[The remainder of this page intentionally left blank.]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

APOLLO TWIN RIVER HOLDINGS, L.P.

	By:	Apollo Advisors VII, L.P.,
its manager

		By:	Apollo Capital Management VII, LLC,
its general partner

			By:	/s/ James Elworth
				Name:	James Elworth
				Title:	Vice President

APOLLO ADVISORS VII, L.P.

	By:	Apollo Capital Management VII, LLC,
its manager

		By:	/s/ James Elworth
			Name:	James Elworth
			Title:	Vice President

APOLLO CAPITAL MANAGEMENT VII, LLC

	By:	/s/ James Elworth
		Name:	James Elworth
		Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

	By:	Apollo Principal Holdings I GP, LLC,
its general partner

		By:	/s/ James Elworth
			Name:	James Elworth
			Title:	Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ James Elworth
	Name:	James Elworth
	Title:	Vice President